Exhibit 99.1

Trina Solar Announces Fourth Quarter and Fiscal Year 2011 Results

Record Quarterly and Annual Shipments Exceed Guidance

CHANGZHOU, China, Feb. 23, 2012 /PRNewswire-Asia/ — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (“PV”) products today announced its financial results for the fourth quarter and fiscal year 2011.

Fourth Quarter 2011 Financial and Operating Highlights

•                 Solar module shipments were approximately 425 MW for the fourth quarter of 2011, compared to the Company’s previous guidance of between 320 MW to 350 MW, a sequential increase of 14.8%

•                 Net revenues were $435.7 million, a decrease of 9.6% sequentially

•                 Gross profit was $31.0 million, a decrease of 40.4% sequentially

•                 Gross margin was 7.1%, compared to the Company’s previous guidance of approximately 10%, and to 10.8% in the third quarter

•                 Loss from operations was $62.9 million, compared to an operating loss of $23.5 million in the third quarter of 2011

•                 Operating margin, including receivables and supplier prepayment provisions totaling $25.4 million, was negative 14.4%, compared to negative 4.9% in the third quarter of 2011

•                 Net loss was $65.8 million, compared to a net loss of $31.5 million in the third quarter of 2011

•                 Earnings per fully diluted American Depositary Share (“ADS”) were negative $0.93, compared to negative $0.45 in the third quarter of 2011

Full Year 2011 Results Financial and Operating Highlights

•                 PV module shipments were approximately 1.51 GW, compared to the Company’s previous guidance of approximately 1.4 GW, an increase of 43.1% from 2010

•                 Total net revenues were $2.05 billion, an increase of 10.2% from 2010

•                 Gross profit was $332.6 million, a decrease of 43.1% from 2010

•                 Gross margin was 16.2%, compared to 31.5% in 2010

•                 Operating income was $31.0 million, compared to $417.3 million in 2010

•                 Net loss for the full year was $37.8 million, a decrease of 112.1% from 2010

•                 Earnings per fully diluted ADS for 2011 were negative $0.54, compared to $4.18 in 2010

“We achieved notable sequential shipment growth in the fourth quarter as we expanded sales in our existing major and newer emerging markets. Despite this achievement, growth in worldwide module capacity and peaked channel inventory resulted in significantly lower product prices which adversely affected our bottom line results, whereby our cost reduction was not sufficient to offset lower ASPs.” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “Most notably, as a result of our diversified sales by region, revenue outside Europe exceeded fifty-percent of global sales for the first time in our history.

“We finished 2011 with annual shipment growth of approximately 43% over 2010. We believe that our broader geographic sales mix will better position us for future growth in both sales and income as expected price stabilization is realized.

“We will continue our focus on combining innovative products and manufacturing efficiency to respond to and anticipate customer’s needs by extending service offerings and integrating our technology developments into improved end-user solutions. For our U.S. customers, we recently launched a fully-integrated solution that encompasses in-house design services, our recently-commercialized high performing ‘Honey’ modules and Trinamount, which saves time on the installation process to lower total system costs.

“Despite challenges facing the market, we expect the global solar industry to experience long-term growth and that further consolidation will occur among the smaller solar companies in the next few years.  We maintain our position as a top-tier and renowned manufacturer of high quality solar products. Our recent ISO14064-1:2006 verification from the British Standards Institute is evidence of our commitment to lead the PV industry in sustainable development.

“Lastly, with installed PV systems becoming increasingly affordable, we see evidence of increasing solar demand in markets less dependent upon government support or utility rate premiums. The cost of solar power compares favourably against other alternative energies, such as wind, and is now below user-paid rates for an increasing number of markets and user categories. We believe this positive trend represents a great opportunity for our company and the solar industry in the future.”

Recent Business Highlights

During the fourth quarter of 2011, the Company:

•                 Announced the establishment of its Asia Pacific operating headquarters in Singapore. The new Asia Pacific headquarters, which covers Southeast Asia, the Middle East and South Africa, is expected to provide management functions covering administration, sales, project development, R&D, logistics and purchasing operations to further strengthen Trina Solar’s growing presence and customer base in those regions.

•                 Announced that in October 2011, Trina Solar received the ISO 14064-1:2006 verification statement from British Standards Institution. The ISO 14064 verification is the result of significant efforts by the Company to establish a system to quantify and report GHG-related information in accordance to ISO’s rigorous international requirements and principles of transparency, relevance, completeness, consistency and accuracy.

•                 Announced that a trade action was filed in Washington, DC, alleging the unfair importation of crystalline silicon photovoltaic cells and modules from China. The action identified Trina Solar, among other Chinese suppliers, as an exporter of these products to the United States market.

•                 Announced the launch of “Plug me in, Light me up”, a video with actor and race car driver Patrick Dempsey, which discusses solar power and the difference solar panels can make to communities. The video highlights the significance of the solar industry’s technological advances.

•                 Announced that it had obtained a three-year structured term loan facility with Standard Chartered Bank for an amount of up to $100 million, which may be drawn down in single or multiple tranches with the first 12 months. Each tranche is for a term of up to 36 months from the initial drawdown date, and may be extended for up to an additional two years.

Subsequent Events

Subsequent to the fourth quarter of 2011, the Company:

•                 Announced the establishment of the Changzhou Trina International School. In addition to providing benefits in line with its corporate social responsibility commitments, the school’s establishment is expected to offer Trina Solar a competitive advantage in attracting and retaining top management team and R&D talent, and to complement the opening of our National PV Research Laboratory within our Changzhou Trina PV Park.

•                 Announced that Mr. Junfeng Li, an independent director, resigned from the Company’s board of directors, effective January 4, 2012. Mr. Li, who was appointed an independent director in November 2007, will focus on his recent appointment by the National Development and Reform Commission as the director of the National Research Center for Climate Strategies.

•                 Announced the offering of a three-pronged service solution featuring in-house design services, our newly available high performance ‘Honey’ modules and Trinamount racking system. Trina Solar also announced the availability of its high performance 60-cell and up to 260 watt ‘Honey’ module series for the North American market.

•                 Announced that its multicrystalline modules manufactured with European-sourced silicon wafers have been certified by the independent Italian institute ICIM and fulfill GSE requirements for a 10% feed-in tariff premium in Italy.

Fourth Quarter 2011 Results

Net Revenues
Net revenues in the fourth quarter of 2011 were $435.7 million, a decrease of 9.6% sequentially and 32.1% year-over-year. Total shipments were 424.9 MW, exceeding the Company’s previous guidance of between 320 MW to 350 MW, compared to 370.1 MW in the third quarter of 2011 and 350.8 MW in the fourth quarter of 2010. The sequential increase in total shipments was primarily due to increased allocations to North America and China, as well as the Company’s increased manufacturing capacity. Total shipments during the quarter also increased due to a spike in demand to install new PV systems ahead of annual feed-in tariff adjustments in 2011 in established PV markets, including Germany, Italy and China, and the 1603 Grant Program in the United States, which allows reimbursements to U.S. users a portion of the costs for installing PV products. The decrease in revenues was caused primarily by a significant decrease in the average selling price (“ASP”) of solar modules.

Gross Profit and Margin
Gross profit in the fourth quarter of 2011 was $31.0 million, compared to $52.0 million in the third quarter of 2011 and $201.8 million in the fourth quarter of 2010. Gross profit during the fourth quarter of 2011 includes a  $3.3 million provision for potential countervailing duties relating to the import of solar modules into the United States during the fourth quarter.

Gross margin was 7.1% in the fourth quarter of 2011, compared to the Company’s previous guidance of approximately 10%, and was primarily due to declines in module ASP and the decline of the Euro relative to the US dollar. The fourth quarter gross margin compared, compared to 10.8% in the third quarter of 2011 and 31.4% in the fourth quarter of 2010.

Operating Expense, Income and Margin
Operating expenses in the fourth quarter of 2011, which included a receivables provision of $16.3 million due to extended accounts receivable aging, and a $9.1 million provision for supplier prepayment to Nitol Solar, were $93.9 million, representing increases of 24.5% sequentially and 65.7% year-over-year. Including these provisions, the Company’s operating expenses represented 21.6% of its fourth quarter net revenues, an increase from 15.7% in the third quarter of 2011 and 8.8% in the fourth quarter of 2010.

The sequential percentage increase was primarily due to lower ASP and higher general and administrative expenses, while the yearly percentage increase was primarily due to the continued expansion of the Company’s global management structure to meet its strategic growth objectives and increased investment in research and development initiatives, partially offset by expense control measures that the Company began implementing in 2010. Operating expenses in the fourth quarter of 2011 also included $2.0 million in share-based compensation expenses, compared to $2.0 million in the third quarter of 2011 and $1.8 million in the fourth quarter of 2010.

As a result of the foregoing, loss from operations in the fourth quarter of 2011 was $62.9 million, compared to a loss of $23.5 million in the third quarter of 2011 and operating income of $145.1 million in the fourth quarter of 2010. Operating margin was negative 14.4% in the fourth quarter of 2011, compared to negative 4.9% in the third quarter of 2011 and 22.6% in the fourth quarter of 2010.

Net Interest Expense
Net interest expense in the fourth quarter of 2011 was $8.3 million, compared to $9.7 million in the third quarter of 2011 and $6.6 million in the fourth quarter of 2010.

Foreign Currency Exchange
The Company had a foreign currency exchange loss of $4.3 million in the fourth quarter of 2011, which was net of changes in fair value of derivative instruments, compared to net gains of $0.4 million in the third quarter of 2011 and $25.3 million in the fourth quarter of 2010. This net foreign currency exchange loss was primarily due to the depreciation of the Euro against the U.S. dollar, which was partially offset by gains from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure.

The Company continued to hedge for foreign exchange rate volatility during the fourth quarter of 2011 using forward contracts involving the Euro, Renminbi, and U.S. dollar currencies.

Income Tax Benefit and Expense
Income tax benefits were $5.1 million due to the net loss incurred in the fourth quarter of 2011, compared to income tax benefits of $2.9 million in the third quarter of 2011 and tax expense of $19.4 million in the fourth quarter of 2010.

Net Income and EPS
Net loss was $65.8 million in the fourth quarter of 2011, an increase from a loss of $31.5 million in the third quarter of 2011 and a decrease from a net income of $145.3 million in the fourth quarter of 2010. The net foreign currency exchange loss included in net income was $4.3 million in the fourth quarter of 2011, compared to net foreign currency exchange gains of $0.4 million in the third quarter of 2011 and $25.3 million in the fourth quarter of 2010, respectively.

Net margin was negative 15.1% in the fourth quarter of 2011, compared to negative 6.5% in the third quarter of 2011 and 22.6% in the fourth quarter of 2010.

Earnings per fully diluted ADS were negative $0.93 in the fourth quarter of 2011. The effects of the net fourth quarter foreign currency exchange loss was approximately $0.06 per fully diluted ADS.

Full Year 2011 Results

For 2011, net revenues were $2.05 billion, an increase of 10.2% from $1.86 billion in 2010, primarily due to increased shipments that offset decreased ASP. Total shipments were 1.51 GW, an increase of 43.1% from 1.06 GW in 2010. Gross profit for 2011 was $332.6 million, a decrease of 43.1% from $584.4 million in 2010. Overall gross margin was 16.2% in 2011, compared to 31.5% in 2010. The gross margin decrease was primarily due to greater decreases in ASP, offsetting the effects of both lower polysilicon purchase prices and non-silicon manufacturing cost per watt reductions in 2011.

Operating income for 2011 was $31.0 million, a decrease of 92.6% from $417.3 million in 2010. Operating margin was 1.5% in 2011 compared to 22.5% in 2010.

Net loss was $37.8 million, a decrease of 112.1% from 2010. Net margin was negative 1.8% in 2011, compared to 16.8% in 2010. The net margin decrease was primarily due to the increase in operating expenses combined with the decrease in gross profits. The increase in operating expenses as a percentage of net revenue was primarily due to increased general and administrative expenses as the company established local operations in other International markets and increased research and development spending for several new projects.

Earnings per fully-diluted ADS for 2011 were negative $0.54, a decrease of 112.8% compared to $4.18 per fully diluted ADS for the full year 2010.

Financial Condition

As of December 31, 2011, the Company had $896.4 million in cash and cash equivalents and restricted cash, and its working capital balance was $761.3 million. Total bank borrowings stood at $909.6 million, of which $520.2 million were long-term borrowings. The Company reduced its short-term borrowings by $22.0 million to approximately $389.5 million as of December 31, 2011.

During the fourth quarter of 2011, the Company repurchased $9.9 million of its senior convertible notes due July 2013, which resulted in a gain of $2.3 million.

Shareholders’ equity was $1.15 billion as of December 31, 2011, a decrease from $1.21 billion at the end of the third quarter of 2011.

First Quarter and Fiscal Year 2012 Guidance

For the first quarter of 2012, the Company expects its shipment volume for PV modules to be between 400 MW and 430 MW.

The Company expects its overall gross margin for the first quarter of 2012 will be in the low teens in percentage terms, taking into account wafer and cell requirements outsourced to third party suppliers to meet demand in excess of its internal capacity. Such guidance is based on the average exchange rate between the Euro and U.S. dollar from January 1, 2012 to February 23, 2012. For the full year of 2012, the Company expects total PV module shipments between 2.0 GW and 2.1 GW, which would represent an increase of 32.5% to 39.1%, respectively, from 2011.

Operations and Business Outlook

Non-Silicon Cost
In the fourth quarter of 2011, the Company’s non-silicon manufacturing cost for its core raw materials to module production reached approximately $0.64 per watt, compared to its previously announced target of $0.70 per watt by the end of 2011. The year-on-year reductions in non-silicon manufacturing cost were primarily due to more efficient manufacturing and higher cell conversion efficiencies, as well as reduced supply chain costs created by increased on-site recycling of consumable and non-consumable materials.

By the end of 2012, the Company expects to reach a non-silicon manufacturing cost of below $0.60 per watt through continued innovative technological and manufacturing process improvements involving proprietary processes for ingot, wafer, cell and module manufacturing, higher cell conversion efficiencies, and further supply chain and logistics management initiatives currently under testing or development.

Silicon Procurement
As a result of the renegotiation and extention of the majority portion of its long-term silicon supply agreements, the Company anticipates a sequential reduction in its silicon manufacturing costs in the first quarter of 2012.

2011 Manufacturing Capacity
As of December 31, 2011, the Company’s annualized in-house ingot and wafer production capacity was approximately 1.2 GW and its PV cell and module production capacity was approximately 1.9 GW.

2012 Capacity Expansion and Update
To meet demand for the Company’s existing and new PV solar module products, including its new high efficiency multicrystalline-based ‘Honey’ technology-based module, the Company expects to increase its in-house PV cell and module production capacity by up to 500 MW, to a total of approximately 2.4 GW by the end of the first half of 2012.

The Company successfully launched commercial production of its ‘Honey’ technology-based module in January, 2012 and is currently ahead of schedule to meet its stated 500 MW target.

Cell Technology Update
For its announced monocrystalline cell technology development with the Solar Energy Research Institute of Singapore (“SERIS”), the Company is targeting a milestone cell efficiency of 20% by the middle of 2012 and cell efficiency of 21.5% in 2013, based on a test production line basis. The Company is developing monocrystalline N-type SPARC solar cell that involves printing contacts on the cell’s back side to increase front surface exposure to sunlight, while also eliminating front shading losses.

Through advanced passivation and metallization technology, the Company achieved efficiency for its multicrystalline cells of 19.6%. The results were independently tested and confirmed by SERIS in December 2011. This efficiency rate is the highest the Company has ever achieved on its advanced ‘Honey’ technology platform and is believed to be significantly higher than the industry standard average conversion efficiency. This technology platform also achieved what is believed to be a new world record for its laboratory-tested multicrystalline module power output, with a 156x156mm 60 cell module reaching a peak of 274 watts, and was confirmed by TUV in September, 2011.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on February 23, 2012, to discuss the results for the quarter ended December 31, 2011. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Mark Kingsley, Chief Commercial Officer, Gary Yu, Senior Vice President, Operations, and Thomas Young, Vice President, Investor Relations. Supplemental information will be made available on the Investors Section of Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 4686-9378.

If you are unable to participate in the call at this time, a replay will be available on February 23 at 10:00 a.m. ET, through March 1, at 11:59 p.m. ET. To access the replay, dial 1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 4686-9378.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers to have developed a vertically integrated business model that extends from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statements of Operations
(US dollars in thousands, except ADS and share data)

	Three Months ended Dec 31,	Three Months ended Sept 30,	Three Months ended Dec 31,	Year ended December 31,
	2011	2011	2010	2011	2010

Net revenues	$435,690	$481,900	$641,788	$2,047,902	$1,857,689
Cost of revenues	404,664	429,885	440,013	1,715,260	1,273,328
Gross profit	31,026	52,015	201,775	332,642	584,361
Operating expenses
Selling expenses	26,547	25,440	21,530	100,427	75,677
General and administrative expenses	59,562	37,451	25,588	157,129	72,711
Research and development expenses	7,834	12,577	9,574	44,120	18,625
Total operating expenses	93,943	75,468	56,692	301,676	167,013
Operating (loss) income	(62,917)	(23,453)	145,083	30,966	417,348
Exchange loss	(12,230)	(37,635)	(6,515)	(27,435)	(36,156)
Interest expenses	(9,095)	(10,141)	(7,559)	(35,021)	(33,952)
Interest income	757	436	938	3,056	2,590
Gain (loss) on change in fair value of derivative	7,895	37,993	31,832	(11,393)	9,476
Other income (expense)	4,680	(1,573)	955	9,317	216
Loss (income) before income tax	(70,910)	(34,373)	164,734	(30,510)	359,522
Income tax benefit (expenses)	5,140	2,910	(19,403)	(7,310)	(48,069)
Net (loss) income	(65,770)	(31,463)	145,331	(37,820)	311,453
Net (income) loss of the noncontrolling interest	(1)	1	—	—	—
Net (loss) income from continuing operations	(65,771)	(31,462)	145,331	(37,820)	311,453
Net (loss) income attributable to Trina Solar Limited Shareholders	$(65,771)	$(31,462)	$145,331	$(37,820)	$311,453

(Loss) earnings per ADS - post share split (1)
Basic	(0.93)	(0.45)	2.07	(0.54)	4.58
Diluted	(0.93)	(0.45)	1.87	(0.54)	4.18

	Three Months ended Dec 31,	Three Months ended Sept 30,	Three Months ended Dec 31,	Year ended December 31,
Weighted average ADS outstanding - pre share split
Basic	35,274,810	35,220,552	35,087,053	35,185,927	34,027,015
Diluted	35,274,810	35,220,552	39,455,026	35,185,927	38,337,138

Weighted average ADS outstanding - post share split
Basic	70,549,620	70,441,104	70,174,105	70,423,648	68,054,030
Diluted	70,549,620	70,441,104	78,910,051	70,423,648	76,674,276

(1) All EPS figures shown reflect ADS ratio change effective January, 2010

Trina Solar Limited

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	December 31,	September 30,	December 31,
	2011	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$816,780	$674,860	$752,748
Restricted cash	79,602	58,251	38,035
Marketable securities	—	165	296
Inventories	249,779	335,271	79,126
Project Assets	8,861	23,103	34,979
Accounts receivable, net	466,537	569,330	377,317
Current portion of advances to suppliers	63,492	65,167	81,230
Prepaid expenses and other current assets, net	83,671	101,042	51,407
Total current assets	1,768,722	1,827,189	1,415,138
Property, plant and equipment	919,727	783,328	571,467
Project Assets - long term	2,902	2,416
Prepaid land use rights	42,848	36,468	37,048
Advances to suppliers - long-term	120,144	138,268	93,248
Investment in affiliates	4,067	1,576	156
Deferred tax assets	19,038	14,667	14,667
Other noncurrent assets	—	—	365
TOTAL ASSETS	$2,877,448	$2,803,912	$2,132,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$389,472	$411,463	$158,652
Accounts payable	478,840	422,349	188,669
Income tax payable	4,502	—	34,157
Accured expenses and other current liabilities	134,621	88,742	82,328
Convertible note payable			136,263
Total current liabilities	1,007,435	922,554	600,069
Long-term bank borrowings	520,151	458,046	299,977
Convertible note payable	127,756	137,680
Accrued warranty costs	58,810	55,503	38,711
Other noncurrent liabilities	17,971	15,992	19,685
Total liabilities	1,732,123	1,589,775	958,442

Ordinary shares	40	40	40
Additional paid-in capital	650,944	648,905	642,830
Retained earnings	481,951	547,721	519,770
Other comprehensive income	12,190	17,272	11,007
Total shareholders’ equity	1,145,125	1,213,938	1,173,647
Noncontrolling Interest	200	199
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,877,448	$2,803,912	$2,132,089

For further information, please contact:

Trina Solar Limited	Bunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2010 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Vice President, Investor Relations	Michael Fuchs
Phone: + (86)138.6118.3779 (Global)	Phone: + (86)10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com